Exhibit 99.3

SELECTED FINANCIAL DATA

The information in this section, excluding the operational information, Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit set forth in the tables below, is derived from and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 and related notes.

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015

Operational information:
Capacity (MW)	18,883	17,419	16,369	10,731	7,284
Total generation (GWh)
Long-term average generation	53,926	51,971	42,334	38,982	24,467
Actual generation	52,560	52,056	43,385	34,071	23,332

Proportionate generation (GWh)
Long-term average generation	26,189	25,844	23,251	22,362	18,749
Actual generation	26,038	25,753	23,968	20,222	17,662
Average revenue ($ per MWh)	78	75	70	73	73

Additional financial information:
Net income (loss) attributable to Unitholders(1)(3)	$(103)	$80	$(56)	$(65)	$3
Basic earnings (loss) per LP Unit	(0.40)	0.10	(0.22)	(0.23)	(0.01)
Consolidated Adjusted EBITDA	2,893	2,670	1,837	1,499	1,224
Proportionate Adjusted EBITDA	1,444	1,323	1,142	942	907
Funds From Operations	761	676	581	419	467
Funds From Operations per Unit(1)(2)(3)	1.96	1.73	1.51	1.14	1.32
Distribution per LP Unit(3)	1.65	1.57	1.50	1.42	1.33

(1)	Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units.
(2)

For the year ended December 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 389.0 million (2018: 390.4 million, 2017: 383.6 million, 2016: 366.5 million and 2015: 353.4 million).

(3)	Adjusted to reflect the special distribution of BEPC exchangeable shares effective July 30, 2020